SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549


                           SCHEDULE 13G


             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO.   )*







                     FIDELITY FINANCIAL OF OHIO, INC.
                           (Name of Issuer)




                  COMMON STOCK, $.10 PAR VALUE PER SHARE
                      (Title of Class of Securities)




                                31614P 10 7
                              (CUSIP Number)









                              Page 1 of 6 Pages
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CUSIP NO.  31614P 10 7                  Page 2 of 6 Pages


1.         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Fidelity Federal Savings Bank Employee Stock Ownership Plan Trust

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [  ]
                                                                   (b) [  ]

3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

5. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER
           0

6. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER
           329,854

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER
           0

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER
           329,854

9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           329,854

10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES                                                  [  ]

11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           5.9%

12.        TYPE OF REPORTING PERSON
           EP

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CUSIP NO.  31614P 10 7                             Page 3 of 6 Pages




ITEM 1(A) NAME OF ISSUER:

          Fidelity Financial of Ohio, Inc.

ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

          4555 Montgomery Road
          Cincinnati, Ohio  45212

ITEM 2(A) NAME OF PERSON FILING:

          Fidelity Federal Savings Bank Employee Stock Ownership Plan Trust

ITEM 2(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          4555 Montgomery Road
          Cincinnati, Ohio  45212

ITEM 2(C) CITIZENSHIP:

          United States

ITEM 2(D) TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $.10 per share

ITEM 2(E) CUSIP NUMBER:

          31614P 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13-D(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

          [ ] Employee Benefit Plan, Pension Plan Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

ITEM 4.   OWNERSHIP.

          (a)  Amount beneficially owned:

          329,854 Shares of Common Stock
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CUSIP NO.  31614P 10 7                             Page 4 of 6 Pages



          (b)  Percent of class:

          5.9%

          (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote                      0
          (ii) Shared power to vote or to direct the vote              329,854
          (iii)Sole power to dispose or to direct the disposition of         0
          (iv) Shared power to dispose or to direct the disposition of 329,854


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          The Fidelity Federal Savings Bank Employee Stock Ownership Plan Trust ("Trust") was established pursuant to the Fidelity Federal Savings Bank Employee Stock Ownership Plan ("ESOP") by an agreement between the Company and Messrs. Reusing, Staubach and Hughes, who act as trustees of the plan ("Trustees"). As of March 19, 1997, 199,504 shares of Common Stock held in the Trust were unallocated and 130,350 shares had been allocated to the accounts of participating employees. Under the terms of the ESOP, the Trustees must vote the allocated shares held in the ESOP in accordance with
          the instructions of the participating employees.   Unallocated
          shares and allocated shares for which employees do not give instructions will be voted in the same ratio on any matter as to those shares for which instructions are given.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable.

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CUSIP NO.  31614P 10 7                             Page 5 of 6 Pages


ITEM 10.  CERTIFICATION.

          By signing below, We certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


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CUSIP NO.  31614P 10 7                             Page 6 of 6 Pages


                             SIGNATURE


     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13G is true, complete and correct.

                              FIDELITY FEDERAL SAVINGS BANK
                              EMPLOYEE STOCK OWNERSHIP PLAN TRUST




Date:  April 14, 1997      By: /S/ DAVID A. LUECKE
                               David A. Luecke
                               Trustee



Date:  April 14, 1997      By: /S/ MICHAEL W. JORDAN
                               Michael W. Jordan
                               Trustee



Date:  April 14, 1997      By: /S/ CONSTANTINE N. PAPADAKIS
                               Constantine N. Papadakis
                               Trustee



Date:  April 14, 1997      By: /S/ ROBERT W. ZUMBIEL
                               Robert W. Zumbiel
                               Trustee



Date:  April 14, 1997      By: /S/ JOHN R. REUSING
                               John R. Reusing
                               Trustee



Date:  April 14, 1997      By: /S/ PAUL D. STAUBACH
                               Paul D. Staubach
                               Trustee